Exhibit 12

FIRSTMERIT CORPORATION
Computations of Consolidated Ratios of Earnings to Fixed Charges (unaudited)

	Year Ended December 31,
(Dollars in thousands)	2014	2013	2012	2011	2010
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$21,022	$18,420	$5,580	$9,639	$18,475
Interest Factor Within Rent Expense (1)	4,672	4,122	2,669	2,661	2,366
Total Fixed Charges	25,694	22,542	8,249	12,300	20,841
Preferred Stock dividends	5,876	5,337	—	—	—
Total Fixed Charges and Preferred Stock Dividends	$31,570	$27,879	$8,249	$12,300	$20,841

Earnings:
Income Before Income Taxes	$339,894	$263,191	$189,799	168,252	$142,450
Fixed Charges - Excluding Preferred Stock Dividends	25,694	22,542	8,249	12,300	20,841
Total Earnings	$365,588	$285,733	$198,048	$180,552	$163,291

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	14.23	12.68	24.01	14.68	7.84
Ratio of Earnings to Combined Fixed Charges,
Excluding Interest on Deposits	11.58	10.25	24.01	14.68	7.84

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$56,930	$55,018	$38,853	$58,629	$83,851
Interest Factor Within Rent Expense (a)	4,672	4,122	2,669	2,661	2,366
Total Fixed Charges	61,602	59,140	41,522	61,290	86,217
Preferred Stock dividends	5,876	5,337	—	—	—
Total Fixed Charges and Preferred Stock Dividends	$67,478	$64,477	$41,522	$61,290	$86,217

Earnings:
Income Before Income Taxes	$339,894	$263,191	$189,799	$168,252	$142,450
Fixed Charges - Excluding Preferred Stock Dividends	61,602	59,140	41,522	61,290	86,217
Total Earnings	$401,496	$322,331	$231,321	$229,542	$228,667

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	6.52	5.45	5.57	3.75	2.65
Ratio of Earnings to Combined Fixed Charges,
Including Interest on Deposits	5.95	5.00	5.57	3.75	2.65

(1) The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.